Exhibit 3.69

CERTIFICATE OF FORMATION

OF

HICKSGAS, LLC

The undersigned authorized person, acting as organizer of a limited liability company under the Delaware Limited Liability Company Act, hereby adopts the following Certificate of Formation for such company.

ARTICLE I

Name

The name of the company is Hicksgas, LLC (the “Company”).

ARTICLE II

Initial Registered Office and Agent

The registered office of the Company in the State of Delaware is located at 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, I have hereunto set my hand this 29th day of September, 2010.

/s/ Chris A. Ferazzi
Chris A. Ferazzi, Organizer